Filed Pursuant to Rule 424(b)(3) and 424(c)
Registration No. 333-189538

PROSPECTUS SUPPLEMENT

(To the Prospectus dated July 22, 2013)

Common Stock

This prospectus supplement amends the existing base prospectus that forms a part of the Registration Statement on Form S-3 (File No. 333-189538), which became effective July 22, 2013, to update the section entitled “Description of Common Stock” set forth in each existing base prospectus, and the section set forth in this prospectus supplement entitled “Description of Capital Stock” replaces and supersedes in its entirety the section entitled “Description of Capital Stock” set forth in the existing base prospectus.

On November 7, 2013, the Board of Directors of Sorrento Therapeutics, Inc. (the “Company”) authorized and declared a dividend of one right to purchase one-thousandth of a share of a newly authorized series of preferred stock for each outstanding share of Common Stock of the Company. The Company’s shares of common stock trade on The NASDAQ Capital Market (“Nasdaq”) under the trading symbol “SRNE.” On May 13, 2014, the last reported sale price of our common stock on Nasdaq was $7.63 per share.

Our business and an investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of the existing base prospectus and in the applicable prospectus supplement.

This prospectus supplement should be read in conjunction with the existing base prospectus dated July 22, 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus or any accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 14, 2014

DESCRIPTION OF CAPITAL STOCK

General

The following description of common stock and preferred stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock and preferred stock that we may offer under this prospectus but is not complete. For the complete terms of our common stock and preferred stock, please refer to our articles of incorporation, as amended, which may be further amended from time to time, any certificates of designation for our preferred stock, and our amended and restated bylaws, as amended from time to time. Delaware General Corporation Law may also affect the terms of these securities. While the terms we have summarized below will apply generally to any future common stock or preferred stock that we may offer, we will describe the particular terms of any series of these securities in more detail in the applicable prospectus supplement. If we so indicate in a prospectus supplement, the terms of any common stock or preferred stock we offer under that prospectus supplement may differ from the terms we describe below.

As of May 13, 2014, our authorized capital stock consisted of 750,000,000 shares of common stock, $0.0001 par value per share, and 100,000,000 shares of preferred stock, $0.0001 par value per share, of which 1,000,000 shares has been designated as Series A Junior Participating Preferred Stock. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of May 13, 2014, there are 23,053,100 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share. Our Certificate of Incorporation does not provide for cumulative voting. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors (the “Board”) out of legally available funds. However, the current policy of our Board is to retain earnings, if any, for the operation and expansion of our company. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all of our assets which are legally available for distribution, after payment of or provision for all liabilities. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

As of the date of this prospectus, no shares of preferred stock are issued and outstanding. Our Certificate of Incorporation provides that our Board may by resolution, without further vote or action by the stockholders, establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designation, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. Once designated by our Board, each series of preferred stock will have specific financial and other terms that will be described in a prospectus supplement. The description of the preferred stock that is set forth in any prospectus supplement is not complete without reference to the documents that govern the preferred stock. These include our Certificate of Incorporation and any certificates of designation that the Board may adopt. Prior to the issuance of shares of each series of preferred stock, the Board is required by the Delaware General Corporation Law (the “DGCL”) and the Certificate of Incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, some or all of the following:

(a)	The distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution of the Board;

(b)	The rate and manner of payment of dividends payable on shares of such series, including the dividend rate, date of declaration and payment, whether dividends shall be cumulative, and the conditions upon which and the date from which such dividends shall be cumulative;

(c)	Whether shares of such series shall be redeemed, the time or times when, and the price or prices at which, shares of such series shall be redeemable, the redemption price, the terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(d)	The amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company;

(e)	The rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of common stock, other securities, or shares of any other class or series of preferred stock and the terms and conditions of such conversion or exchange;

(f)	The voting rights, if any, and whether full or limited, of the shares of such series, which may include no voting rights, one vote per share, or such higher number of votes per share as may be designated by the Board; and

(g)	The preemptive or preferential rights, if any, of the holders of shares of such series to subscribe for, purchase, receive, or otherwise acquire any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of any bonds, debentures, notes, or other securities of the Company, whether or not convertible into shares of stock with the Company.

All shares of preferred stock offered hereby will, when issued, be fully paid and nonassessable, including shares of preferred stock issued upon the exercise of preferred stock warrants or subscription rights, if any.

Although our Board has no intention at the present time of doing so, it could authorize the issuance of a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

Series A Junior Participating Preferred Stock

On November 7, 2013, our board of directors authorized 1,000,000 shares of Series A Junior Participating Preferred Stock, in connection with the Company’s adoption of a stockholder rights plan. The terms of the Series A Junior Participating Preferred Stock are further described below under “—Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation, Bylaws and Stockholder Rights Plan—Stockholder Rights Plan.”

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws, the DGCL and Stockholder Rights Plan

Certain provisions of our Certificate of Incorporation and Bylaws, which are summarized in the following paragraphs, may have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, the Certificate of Incorporation and Bylaws and Delaware law, as applicable, among other things:

•	provide the board of directors with the ability to alter the bylaws without stockholder approval;

•	place limitations on the removal of directors; and

•	provide that vacancies on the board of directors may be filled by a majority of directors in office, although less than a quorum.

These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with its board. These provisions may delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

Blank Check Preferred. The Board is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 100,000,000 shares of preferred stock in one or more series and to establish the number of shares of any series of preferred stock and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions of the shares of each series.

The authority to designate preferred stock may be used to issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of the common stock or could also be used as a method of determining, delaying or preventing a change of control.

Advance Notice Bylaws. The Bylaws contain an advance notice procedure for stockholder proposals to be brought before any meeting of stockholders, including proposed nominations of persons for election to the Board. Stockholders at any meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given the Company’s corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Interested Stockholder Transactions. We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a publicly-held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder.

Stockholder Rights Plan. In addition, on November 7, 2013, we adopted a stockholder rights plan (the “Rights Plan”), which entitles the holders of the rights to purchase from the Company 1/1,000th of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share, at a purchase price of $150.00 per share, as adjusted (a “Right”), upon certain trigger events. In connection therewith, on November 7, 2013, the Company’s board of directors authorized 1,000,000 shares of Series A Junior Participating Preferred Stock and it declared a dividend of one Right per each share of common stock of the Company outstanding as of November 18, 2013. Each 1/1,000th of a share of Series A Junior Participating Preferred Stock has terms that are substantially the economic and voting equivalent of one share of our common stock. However, until a Right is exercised or exchanged in accordance with the provisions of the Rights Plan, the holder thereof will have no rights as a stockholder of the Company, including, but not limited to, the right to vote for the election of directors or upon any matter submitted to stockholders of the Company. The Rights Plan has a three-year term and the board of directors may terminate the Rights Plan at any time (subject to the redemption of the Rights for a nominal value). The Rights may cause substantial dilution to a person or group (together with all affiliates and associates of such person or group and any person or group of persons acting in concert therewith) that acquires beneficial ownership of 15% or more of the Company’s stock on terms not approved by the board of directors or takes other specified actions.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Philadelphia Stock Transfer, Inc.